

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 26, 2008

Mr. Arthur Lang
Chief Financial Officer
Amera Resources Corporation
837 West Hastings Street, Suite 709
Vancouver, BC V6C 3N6

> **Re: Amera Resources Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed May 30, 2007**
> **Response letter sent January 25, 2008**
> **File No. 0-51005**

Dear Mr. Lang:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

General

1.   In your next response letter to us, please provide the representations requested at the end of our comment letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Report of Independent Auditors, page F-3

2.   We note your response to comment two from our letter dated December 20, 2007, and that your prior independent registered public accounting firm, Ellis Foster LLP, was merged into Ernst & Young during 2005, and that the report from your independent auditor for your 2004 financial statements is included with your Form 20-F filed June 29, 2005. However, it does not appear you have complied with the requirements of Item 8.A of the Form 20-F, as the report from your independent auditor in your current Form 20-F does not cover all the years presented. In your amended document, please obtain and file a revised report

from your independent auditor that includes appropriate language regarding the predecessor auditors report. Please also refer to AU Section 508.70-.74.

Note 11. Differences Between Canadian and United States Generally Accepted Accounting Principles, page F-21

3.   Your response to prior comment three explains that because you are in the exploration stage, and do not have proved mineral deposits, costs incurred to acquire mineral deposits do not meet the criteria for treatment as tangible assets under EITF 04-2. At this time, we are not in a position to agree with your conclusion. EITF 04-2 does not limit capitalization of acquisition costs only to proven mineral deposits. Examples of mineral rights included within the scope of EITF 04-2 are provided in paragraphs six and seven of EITF 04-2, noting such costs include "…prospecting and exploration permits if they include an option for the entity to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposit." As such, please comply with the guidance in EITF 04-2 with regard to your financial statements and related disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief